NO ACT

PE
2-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005714

February 8, 2011

Vijaya Gadde
Senior Director and Associate General Counsel
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-8-11

Re: Juniper Networks, Inc.

Dear Ms. Gadde:

This is in regard to your letter dated February 7, 2011 concerning the shareholder proposal submitted by The Nathan Cummings Foundation for inclusion in Juniper's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Juniper therefore withdraws its January 14, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

February 7, 2011

Via Overnight Delivery and Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Juniper Networks, Inc. – Withdrawal of Request for No Action Regarding Stockholder Proposal Submitted by John Harrington

Dear Sir or Madam:

By letter dated November 22, 2010, the Nathan Cummings Foundation (the "**Proponent**") submitted to Juniper Networks, Inc. (the "**Company**"), a stockholder proposal entitled "Proposal to Repeal Classified Board" (the "**Proposal**") for inclusion in the Company's proxy statement (the "**2011 Proxy Statement**") for its 2011 annual meeting of stockholders.

By letter dated January 14, 2011 (the "**No-Action Request**"), the Company requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if the Company omitted the Proposal from the 2011 Proxy Statement in reliance on Rule 14a-8(i)(11) and Rule 14a-8(i)(8).

By letter dated January 24, 2011 (the "**Withdrawal Letter**"), the Proponent, through its authorized representative, The American Corporate Governance Institute, LLC, advised the Securities and Exchange Commission, with a copy to the Company, that it is withdrawing the Proposal. For your convenience, enclosed herewith, is a copy of the Withdrawal Letter. As a result, the Company hereby withdraws its No-Action Request.

If you have any questions or require additional information, please do not hesitate to call the undersigned at (408) 936-5686. Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it in the enclosed self-addressed, postage pre-paid envelope. The Company is sending a copy of this letter and enclosures to the Proponent.

Very truly yours,

JUNIPER NETWORKS, INC.



Vijaya Gadde
Senior Director and Associate General Counsel

Enclosures

cc: Laura Campos, The Nathan Cummings Foundation
Scott Hirst, The American Corporate Governance Institute, LLC
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

January 24, 2011

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of the Nathan Cummings Foundation for inclusion in the 2011 Proxy Statement of Juniper Networks, Inc.

Ladies and Gentlemen:

We are pleased that the proxy statement (the "Proxy Statement") of Juniper Networks, Inc. (the "Corporation") for the Corporation's 2011 annual meeting will include a proposal to declassify the Board of Directors of the Corporation that is substantially similar to the shareholder proposal (the "Proposal") of the Nathan Cummings Foundation (the "Foundation") included in the letter from the Foundation to the Corporation, dated November 22, 2011 (the "Shareholder Letter"). In light of the expected inclusion of such a proposal in the Proxy Statement, the Foundation has decided to withdraw the Proposal, and the Proposal is hereby withdrawn.

As the Proposal indicated, having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving the performance and value of the Corporation. We are pleased that the shareholders of the Corporation will have the opportunity to show their support for the declassification the Board of Directors at the Corporation's 2011 annual meeting.

Pursuant to the Shareholder Letter, the American Corporate Governance Institute, LLC is authorized to act on behalf of the Foundation in relation to the Proposal, including corresponding with the Securities and Exchange Commission and the Corporation regarding the Proposal. Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; copies are also being sent by email to the Corporation and to Wilson Sonsini Goodrich & Rosati.

Please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341 if I may be of further assistance.

Yours very truly,



Scott Hirst
Vice President and General Counsel

cc: Ms. Laura Campos, The Nathan Cummings Foundation
Ms. Vijaya Gadde, Juniper Networks, Inc.
Ms. Katharine A. Martin, Wilson Sonsini Goodrich & Rosati

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

January 24, 2011

<u>VIA EMAIL (shareholderproposals@sec.gov)</u>
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of the Nathan Cummings Foundation for inclusion in the 2011 <u>Proxy Statement of Juniper Networks, Inc.</u>

Ladies and Gentlemen:

We are pleased that the proxy statement (the "Proxy Statement") of Juniper Networks, Inc. (the "Corporation") for the Corporation's 2011 annual meeting will include a proposal to declassify the Board of Directors of the Corporation that is substantially similar to the shareholder proposal (the "Proposal") of the Nathan Cummings Foundation (the "Foundation") included in the letter from the Foundation to the Corporation, dated November 22, 2011 (the "Shareholder Letter"). In light of the expected inclusion of such a proposal in the Proxy Statement, the Foundation has decided to withdraw the Proposal, and the Proposal is hereby withdrawn.

As the Proposal indicated, having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving the performance and value of the Corporation. We are pleased that the shareholders of the Corporation will have the opportunity to show their support for the declassification the Board of Directors at the Corporation's 2011 annual meeting.

Pursuant to the Shareholder Letter, the American Corporate Governance Institute, LLC is authorized to act on behalf of the Foundation in relation to the Proposal, including corresponding with the Securities and Exchange Commission and the Corporation regarding the Proposal. Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; copies are also being sent by email to the Corporation and to Wilson Sonsini Goodrich & Rosati.

Please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341 if I may be of further assistance.

Yours very truly,



Scott Hirst
Vice President and General Counsel

cc: Ms. Laura Campos, The Nathan Cummings Foundation
Ms. Vijaya Gadde, Juniper Networks, Inc.
Ms. Katharine A. Martin, Wilson Sonsini Goodrich & Rosati

W&R Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

January 14, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Declassification of the Board of Directors Dated November 22, 2010

Dear Sir or Madam:

This letter is submitted on behalf of Juniper Networks, Inc. ("Juniper" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the intention of the Company to exclude a shareholder proposal (the "Proposal") submitted by the Nathan Cummings Foundation (the "Proponent" or the "Foundation") from the Company's proxy statement and form of proxy for the Company's 2011 annual meeting of stockholders (the "Proxy Materials"). The Company requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

The Company expects to hold its 2011 annual meeting of stockholders (the "2011 Annual Meeting") on or about May 18, 2011. The Company currently anticipates filing its definitive Proxy Materials with the Commission on or about April 6, 2011 and to commence distribution of those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") we have:

- Filed this letter with the Commission (by electronic mail at shareholderproposals@sec.gov) no later than 80 calendar days before the Company intends to file the definitive Proxy Materials; and
- Concurrently sent copies to the Proponent as notice of the Company's intent to omit the Proposal from its Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to their Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Company received correspondence containing a cover letter and the Proposal dated November 22, 2010. Copies of the Proposal are attached hereto as **Attachment A**. The Proposal seeks shareholder approval to urge the Board of Directors to take all necessary steps to eliminate the classification of the Board of Directors. The Proposal states in its entirety:

RESOLVED, that shareholders of Juniper Networks, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

SUPPORTING STATEMENT

This resolution, submitted by the Nathan Cummings Foundation with the assistance of the American Corporate Governance Institute, LLC, urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to FactSet Research Systems, between 2000 and 2009, the number of S&P 500 companies with classified boards declined from 300 to 164. Furthermore, according to Georgeson reports, there were 187 shareholder proposals to declassify boards during the five proxy seasons of 2006 through 2010. The average percentage of votes cast in favor of proposals to declassify exceeded 65% in each of these five years.

The significant shareholder support for proposals to declassify boards is consistent with evidence in academic studies that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005);
- firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and

- classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition, and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

* * *

For the reasons stated below, the Company would like to omit the Proposal from its Proxy Materials.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal.

The Company received the Proposal dated November 22, 2010. Juniper received the following proposal, dated November 16, 2010 (the "Prior Proposal", and together with the "Proposal," the "Proposals") from the Comptroller of the City of New York, John C. Liu as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Systems") (Attached hereto as **Attachment B**):

BE IT RESOLVED, that the stockholders of Juniper Networks, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only a fraction of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually.

* * *

Rule 14a-8(i)(11) permits the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other." See Exchange Act Release No. 34-12999 (November 22, 1976). Including substantially identical proposals may confuse stockholders and place a company and its board of directors in a position where they are unable to determine the will of the stockholders. If the Company were to include both the Proposal and the Prior Proposal in its 2011 Proxy Materials, stockholders would likely be confused because they would be asked to vote on the same subject matter – whether to repeal the classified board – in two different votes on two different proposals. Further, if one of the Proposals fails and the other passes, the Board would be unable to determine the stockholders' will, and it would be difficult for the Board to decide what course of action it should take with respect to the classified board.

The Staff, in granting requests for no action relief under Rule 14a-8(i)(11), has consistently taken the position that proposals need not be identical in terms and scope to be considered substantially duplicative. The Staff has instead looked to whether the proposals present the same "principal thrust" or "principal focus." A duplicative proposal is excludable under Rule 14a-8(i)(11) even if it seeks to implement a policy or process in a different way than the first proposal, such as through bylaw changes instead of board policy, or is mandatory instead of precatory in nature. See, e.g., Wells Fargo & Co. (Jan. 17, 2008); Sara Lee Corp. (Aug. 18, 2006).

In light of the Staff's past interpretations of Rule 14a-8(i)(11), the Proposal is clearly substantially duplicative of the Prior Proposal. The "principal thrust" or "principal focus" of each proposal is that the Board repeal the classified board; the Proposals are virtually identical. Both Proposals call for the declassification of the Board of Directors and the annual election of directors. In addition, the supporting statements for both Proposals provide similar rationale for the declassification of the Board. Both focus on the director's increased accountability to stockholders as a result of being elected annually as well as the possible frustration of acquisition efforts or a decrease in the value to stockholders of a potential acquisition as a result of having a classified board. The only substantive difference between the two proposals is the proposed method of implementation. The Proposal requires that, commencing no later than the annual meeting of 2013 all directors stand for elections annually, which is discussed further below, while the Prior Proposal provides for the election of directors for one-year terms as the current term of each incumbent director expires.

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless the proposal may otherwise be excluded. See e.g., Great Lakes Chemical Corp. (Mar. 2, 1998), Pacific Gas & Electric Co. (Jan. 6, 1994) and Atlantic Richfield Co. (Jan 11, 1982). In this case, the Proposal was dated approximately one week later and addresses the same subject matter as the Prior Proposal, and for the reasons stated above and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal that Juniper will include in its 2011 Proxy Materials.

III. The Proposal May be Excluded Because it Impermissibly Relates to a Nomination or an Election for Membership on the Board.

A stockholder proposal may be excluded under Rule 14a-8(i)(8) if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable. See, e.g., Royal Caribbean Cruises Ltd. (Mar, 9, 2009); Dollar Tree Stores Inc. (Mar. 7, 2008); Hilb Rogal & Company (Mar. 3, 2008); Peabody Energy Corporation (Mar. 4, 2005); FirstEnergy Corp (Mar. 17, 2003); and Sears Roebuck and Co. (Feb. 17, 1989).

In Shareholder Proposals Relating to the Election of Directors, Exchange Act Release No. 56914 (Dec. 6, 2007) (the "2007 Release"), the Commission amended the text of Rule 14a-8(i)(8) to clarify its application to stockholder proposals that relate to procedures that would result in a contested election. In doing so, the Commission noted that:

> [W]e emphasize that the changes to the rule text relate only to procedures that would result in a contested election, either in the year in which the proposal is submitted or in subsequent years. The changes to the rule text do not affect or address any other aspect of the agency's prior interpretation of the exclusion (2007 Release, text at note 56).

The Commission then noted several examples of stockholder proposals that the Staff considered excludable under Rule 14a-8(i)(8), including proposals that could have the effect of, or that propose a procedure that could have the effect of, "removing a director from office before his or her term expired." (2007 Release at note 56.)

Article Seventh of the Company's Certificate of Incorporation (along with Section 3.3 of the Bylaws and Section 141(d) of the DGCL) provides in relevant part that the Board shall have three classes designated as Class I, Class II, and Class III respectively. Each director "shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting." One need look no further than the text of the Proposal itself to understand how implementation of the Proposal would prevent previously elected directors from serving out their full terms. The Proposal purports to have the Board "require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually." However, under Delaware law and the Company's Certificate of Incorporation, the Board does not have the power to truncate the terms of previously elected directors. It is firmly established in Delaware law that directors may not be removed from their office by other directors without cause. See, e.g. Dillon v. Berg, 326 F. Supp. (1214 D.Del), aff'd 453 F.2d 876 (3d Cir. 1971).

Even if one were to assume that the Company's stockholders were supportive of the Proposal's primary aim of eliminating the Company's classified board structure, the earliest time at which this could legally happen in the ordinary course with "all directors stand[ing] for elections annually" would be commencing at the Company's annual meeting of stockholders in 2015. Assuming for the sake of argument, (i) the stockholders of the Company support a proposal to declassify the Board at the 2011 Annual Meeting, (ii) the Company submits a proposal to the Company's stockholders at the Company's annual meeting of stockholders in 2012 (the "2012 Annual Meeting") to amend the Company's Certificate of Incorporation to declassify the Board and (iii) that proposal is approved by the stockholders of the Company at the 2012 Annual Meeting, the directors who are elected at the 2012 Annual Meeting would serve three-year terms expiring at the 2015 Annual Meeting. This would necessarily mean that some of the Company's directors (specifically directors elected at the 2011 and/or 2012 Annual Meetings) would be prevented from completing their full terms. As a result, the Proposal is excludable under Rule 14a-8(i)(8) as well.

* * * *

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (650) 565-3522.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Katharine A. Martin

Enclosures

cc: Mitchell L. Gaynor, Juniper Networks, Inc.
Vijaya Gadde, Juniper Networks, Inc.

Scott Hirst
General Counsel
The American Corporate Governance Institute, LLC
One Mifflin Place, Fourth Floor
Cambridge, MA 02138

Attachment A

THE · NATHAN · CUMMINGS · FOUNDATION

November 22, 2010

VIA EMAIL AND U.S. MAIL
RECEIPT CONFIRMATION REQUESTED
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2011 Annual Meeting

The Nathan Cummings Foundation (the "Foundation") is the owner of 900 shares of common stock of Juniper Networks, Inc. (the "Company"). Proof of this ownership is available upon request. The Foundation intends to continue to hold these shares through the date of the Company's 2011 annual meeting of shareholders (the "Annual Meeting"). The Foundation has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of today's date. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Foundation hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for presentation to a vote of shareholders at the Annual Meeting.

The Foundation hereby authorizes the American Corporate Governance Institute, LLC (the "ACGI") or its designee to act on behalf of the Foundation during the 2010 and 2011 calendar years in relation to the Proposal both prior to and during the Annual Meeting, including forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the inclusion of the Proposal in the Company's Proxy Statement and presenting the Proposal at the Annual Meeting. This authorization does not grant the ACGI the power to vote the shares owned by the Foundation.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent communications relating to the Proposal, to Scott Hirst, General Counsel, The American Corporate Governance Institute, LLC, One Mifflin Place, Fourth Floor, Cambridge, MA 02138, email shirst@amcorpgov.com.

Sincerely,



Lance E. Lindblom
President & Chief Executive Officer



Laura Campos
Director of Shareholder Activities

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of Juniper Networks, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

SUPPORTING STATEMENT

This resolution, submitted by the Nathan Cummings Foundation with the assistance of the American Corporate Governance Institute, LLC, urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to FactSet Research Systems, between 2000 and 2009, the number of S&P 500 companies with classified boards declined from 300 to 164. Furthermore, according to Georgeson reports, there were 187 shareholder proposals to declassify boards during the five proxy seasons of 2006 through 2010. The average percentage of votes cast in favor of proposals to declassify exceeded 65% in each of these five years.

The significant shareholder support for proposals to declassify boards is consistent with evidence in academic studies that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005);
- firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition, and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

Attachment B



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 16, 2010

Mr. Mitchell I. Gaynor
Senior Vice President, General Counsel and
Secretary
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

Dear Mr. Gaynor:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

The Systems' boards of trustees have passed resolutions calling on companies to declassify their Boards of Directors. We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Juniper Networks, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provisions as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2536.

Very truly yours,



Millicent Budhai
Director of Corporate Governance

Enclosures

MB/ma

Juniper Networks, Inc. - classified bd. 2011

CLASSIFIED BOARD

SHAREHOLDER PROPOSAL

REPEAL CLASSIFIED BOARD

Submitted by John C. Liu, Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

BE IT RESOLVED, that the stockholders of **Juniper Networks, Inc.** request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only a fraction of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually.



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Juniper Networks Inc **CUSIP#: 48203R104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 532,053 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Juniper Networks Inc **CUSIP#: 48203R104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 605,621 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Juniper Networks Inc **CUSIP#: 48203R104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 249,543 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Juniper Networks Inc **CUSIP#: 48203R104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 86,774 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 16, 2010

To Whom It May Concern

Re: Juniper Networks Inc **CUSIP#: 48203R104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 16, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System

The New York City Board of Education Retirement System 30,487 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

